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                               MAXXIS GROUP, INC.
                         1901 Montreal Road, Suite 108
                             Tucker, Georgia 30084



                               September 9, 1999




VIA EDGAR AND FAX


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Maxxis Group, Inc.
          Registration Statement on Form S-1
          File No. 333-38623

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, Maxxis Group, Inc. ("Maxxis") hereby requests the SEC's consent to withdraw the above-referenced registration statement. Due to market conditions and other factors, Maxxis has determined not to offer its shares to the public at this time.

     Maxxis believes that the withdrawal of the registration statement is consistent with the public interest and the protection of investors. Accordingly, Maxxis respectfully requests that the SEC grant its request to withdraw the registration statement.

     If you have questions or comments about the foregoing, please call the undersigned.

                                       Very truly yours,

                                       /s/ Daniel McDonough

                                       Daniel McDonough
                                       Chief Financial Officer

cc:  James Walker IV, Esq.
     Terresa R. Tarpley, Esq.